ESS Tech, Inc.
26440 SW Parkway Ave., Bldg. 83
Wilsonville, Or, 97070

December 12, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin Donahue
     Jay Ingram
Re:    ESS Tech, Inc.
    Registration Statement on Form S-3
    File No. 333-275552
    Acceleration Request
    Requested Date:             December 14, 2023
    Requested Time:            4:30 p.m., Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, ESS Tech, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-275552) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597.
[Signature page follows]

Sincerely,
ESS Tech, Inc.

/s/ Eric Dresselhuys
Eric Dresselhuys
Chief Executive Officer
 cc:            Anthony Rabb, ESS Tech, Inc.
Kelly Goodman, ESS Tech, Inc.
    Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.
    Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.